SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  -----------


                    Under the Securities Exchange Act of 1934

                                  SCHEDULE 13G
                                 Amendment No. 1


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                         Kenneth Cole Productions, Inc.
                         ------------------------------
                                (Name of Issuer)



                      Class A Common Stock, $0.01 par value
                      -------------------------------------
                         (Title of Class of Securities)



                                    193294105
                                    ---------
                                 (CUSIP Number)



                                December 14, 2004
               --------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|  Rule 13d-1(b)
      |X|  Rule 13d-1(c)
      |_|  Rule 13d-1(d)



                                Page 1 of 6 Pages

                                  SCHEDULE 13G

CUSIP No. 193294105                                          Page 2 of 6  Pages
--------------------------------------------------------------------------------

1)     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Liz Claiborne, Inc.

       132842791
--------------------------------------------------------------------------------
2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                 (b) |_|
--------------------------------------------------------------------------------
3)     SEC USE ONLY


--------------------------------------------------------------------------------
4)     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                                   5)     SOLE VOTING POWER

       NUMBER                             0
       OF                        -----------------------------------------------
       SHARES                      6)     SHARED VOTING POWER
       BENEFICIALLY
       OWNED BY                           0
       EACH                      -----------------------------------------------
       REPORTING                   7)     SOLE DISPOSITIVE POWER
       PERSON
       WITH                               0
                                 -----------------------------------------------
                                   8)     SHARED DISPOSITIVE POWER

                                          0
--------------------------------------------------------------------------------
9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0
--------------------------------------------------------------------------------
10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                   |_|
--------------------------------------------------------------------------------
11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       0%
--------------------------------------------------------------------------------
12)    TYPE OF REPORTING PERSON

       CO
--------------------------------------------------------------------------------

                                  Schedule 13G
                                  ------------

Item 1(a).  Name of Issuer:

Kenneth Cole Productions, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

603 West 50th Street
New York, New York  10019

Item 2(a).  Name of Persons Filing:

Liz Claiborne, Inc.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

1441 Broadway
New York, New York  10018

Item 2(c).  Citizenship or Place of Organization:

Delaware

Item 2(d).  Title of Class of Securities:

Class A Common Stock, $0.01 par value per share

Item 2(e).  CUSIP Number:

193294105

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

            (a)   |_|   Broker or Dealer Registered Under Section 15 of the Act
                        (15 U.S.C. 78o)

            (b)   |_|   Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                        78c)

            (c)   |_|   Insurance Company as defined in section 3(a)(19) of the
                        Act (15 U.S.C. 78c)

            (d)   |_|   Investment Company registered under section 8 of the
                        Investment Company Act of 1940 (15 U.S.C. 80a-8)

            (e)   |_|   Investment Adviser in accordance with ss.
                        240.13d-1(b)(1)(ii)(E)

            (f)   |_|   Employee benefit plan or endowment fund in accordance
                        with ss. 240.13d-1(b)(1)(ii)(F)

            (g)   |_|   Parent Holding Company or control person in accordance
                        with ss.240.13d-1(b)(ii)(G)

            (h)   |_|   Savings Association as defined in ss.3(b) of the Federal
                        Deposit Insurance Act (12 U.S.C. 1813)

            (i)   |_|   Church plan that is excluded from the definition of an
                        investment company under ss.3(c)(15) of the Investment
                        Company Act of 1940 (15 U.S.C. 80a-3)

            (j)   |_|   Group, in accordance with ss.240.13d-1(b)(ii)(J)

Item 4.     Ownership.

            (a)   Amount beneficially owned: 0

            (b)         Percent of class: 0%

            (c)         Number of shares as to which such person has:

                        (i)   Sole power to vote or to direct the vote: 0

                        (ii)  Shared power to vote or to direct the vote:  0

                        (iii) Sole power to dispose or to direct the
                              disposition of: 0

                        (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.     Ownership of Five Percent or Less of a Class.

As of the date hereof, the Reporting Person has ceased to be the beneficial owner of more than five percent of the Issuer's Class A Common Stock.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.     Identification and Classification of Members of the Group.

Not applicable

Item 9.     Notice of Dissolution of Group.

Not applicable

Item 10.    Certification.

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES
                                   ----------


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                       Liz Claiborne, Inc.


                                       By: /s/ Nicholas Rubino
                                          --------------------------------------
                                          Name:  Nicholas Rubino
                                          Title: Vice President - Deputy General
                                                 Counsel and Secretary



Dated: December 19, 2004